UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Tritium DCFC Limited

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

Q9225T108

(CUSIP Number)

David T. Mittelman

Andrew S. Reilly

Rimon, P.C.

423 Washington Street, Suite 600

San Francisco, CA 94111

(415) 683-5472

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2022

March 17, 2022

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. Q9225T108

1	NAMES OF REPORTING PERSONS St Baker Energy Holdings Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,135,194
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,135,194
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,135,194 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 625,208 Ordinary Shares pursuant to an Option Agreement described in Item 6 of this Amendment.
(2)

Based on 153,207,467 Ordinary Shares outstanding as of October 12, 2022, the most recent publicly reported amount of the Issuer’s outstanding shares as of the filing date of this Amendment. Refer to Item 5 of this Amendment for additional information.

CUSIP No. Q9225T108

1	NAMES OF REPORTING PERSONS Trevor St Baker AO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,010,820
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 34,010,820
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,010,820 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 2,500,834 Ordinary Shares pursuant to an Option Agreement described in Item 6 of this Amendment.
(2)	Based on 153,207,467 Ordinary Shares outstanding as of October 12, 2022, the most recent publicly reported amount of the Issuer’s outstanding shares as of the filing date of this Amendment. Refer to Item 5 of this Amendment for additional information.

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares, no par value per share (the “Ordinary Shares”), of Tritium DCFC Limited, a public limited company organized under the laws of Australia (the “Issuer”). The principal executive office of the Issuer is located at 48 Miller Street, Murarrie, QLD 4172, Australia.

This amendment (this “Amendment”) amends the original Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on October 25, 2022 (the “Original Filing” and, as amended hereby, this “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Filing.

Item 2. Identity and Background.

Item 2 of the Original Filing is hereby amended to include the following:

Mr. St Baker is a controlling director of each of the St Baker Family Foundation (the “Family Foundation”) and Sunset Power Pty Ltd as trustee for St Baker Family Trust (“Sunset Power”). As such, Mr. St Baker may be deemed to beneficially own the Ordinary Shares held of record by the Family Foundation and Sunset Power. Mr. St Baker disclaims beneficial ownership of the Ordinary Shares held by the Family Foundation and Sunset Power, except to the extent of his pecuniary interest. The principal business address of the Family Foundation and Sunset Power is Level 11, 344 Queen Street, Brisbane, QLD 4000, Australia. The Family Foundation and Sunset Power are organized in Australia.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 of the Original Filing is hereby amended to include the following:

The Reporting Persons currently intend to acquire additional Ordinary Shares of the Issuer, or instruments convertible into Ordinary Shares of the Issuer, as the Reporting Persons may from time to time deem desirable. Any such acquisitions may be effected through open market purchases, block trades, privately-negotiated transactions, or otherwise.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended to include the following:

As of the January 27, 2022 initial date of event of this Amendment, the Reporting Persons beneficially owned 34,010,820 Ordinary Shares including 2,500,834 Ordinary Shares issuable pursuant to an Option Agreement described in Item 6 of this Amendment. The percentage ownership thereby represented 24.7% of the Issuer’s outstanding Ordinary Shares based on 135,380,695 Ordinary Shares outstanding as of January 13, 2022, the then most recent publicly reported amount of the Issuer’s outstanding shares as reported in the Issuer’s Report on Form 6-K submitted on January 14, 2022 with the SEC and assuming exercise of Options Shares (as defined in Item 6 herein) solely by the Reporting Persons.

As of the March 17, 2022 additional date of event of this Amendment, as a result of acquiring the Option Shares described in Item 6 of this Amendment, Mr. St Baker beneficially owned 34,010,820 Ordinary Shares of which 32,135,194 of such Ordinary Shares were held by St Baker Energy. The percentage ownership thereby of Mr. St Baker and St Baker Energy represented 24.2% and 22.9% respectively of the Issuer’s outstanding Ordinary Shares based on 135,380,695 Ordinary Shares outstanding as of January 13, 2022, the then most recent publicly reported amount of the Issuer’s outstanding shares as reported in the Issuer’s Registration Statement on Form F-1 filed on February 11, 2022 with the SEC and assuming exercise of Options Shares solely by the Reporting Persons.

As of the filing date of this Amendment, the information contained in lines 7 through 11 and 13 of the cover pages of this Amendment is incorporated herein by reference. The percentage ownership reflected in line 13 of the cover pages is based on 153,207,467 Ordinary Shares outstanding as of October 12, 2022, the most recent publicly reported amount of the Issuer’s outstanding shares as reported in the Issuer’s prospectus dated October 19, 2022 filed October 20, 2022 with SEC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Filing is hereby amended to include the following:

Option Agreement

Concurrent with the consummation of the Business Combination, on the Closing Date, the Issuer entered into separate option agreements (each, an “Option Agreement”) with certain persons, including St Baker Energy, (each a “Holder”), pursuant to which the Issuer granted to each Holder the contingent right to subscribe for and purchase, and each Holder committed to subscribe for and purchase, a certain number of Ordinary Shares (the “Option Shares”), for an exercise price of $6.00 per share (the “Option Exercise Price”). Pursuant to such an Option Agreement, St Baker Energy contingently was entitled to receive 2,500,834 Option Shares.

On January 27, 2022, pursuant to such Option Agreements, the Issuer provided notice to the Holders, including St Baker Energy, that the Issuer had elected to exercise its rights under the Option Agreements to issue Ordinary Shares in the amounts and on the terms set forth therein. Pursuant thereto, the Reporting Persons became the beneficial owner of 2,500,834 Option Shares exercisable at the Option Exercise Price.

As a result of the Option Agreement and at the Option Exercise Price, (a) the Family Foundation on February 17, 2022 acquired 1,250,417 Option Shares, (b) Sunset Power on March 17, 2022 acquired 625,208 Option Shares, and (c) St Baker Energy on March 17, 2022 acquired 625,208 Option Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2022

St Baker Energy Holdings Pty Ltd

By:	/s/ Trevor St Baker AO
Name:	Trevor St Baker AO
Title:	Director

TREVOR ST BAKER AO

By:	/s/ Trevor St Baker AO
Name:	Trevor St Baker AO